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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

                                       OF

                         NORTHERN BORDER PARTNERS, L.P.

                NORTHERN BORDER INTERMEDIATE LIMITED PARTNERSHIP

      Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

      This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    TYPE OF SECURITY OR SECURITIES ("DRAFT", "PROMISSORY NOTE").

      Borrowing under the Note pursuant to the $275,000,000 Revolving Credit Agreement dated November 24, 2003.

2.    ISSUE, RENEWAL OR GUARANTY (INDICATE NATURE OF TRANSACTION BY _______).

      a.    Issue by Northern Border Partners, L.P.

      b.    Guaranteed by Northern Border Intermediate Limited Partnership

3.    PRINCIPAL AMOUNT OF EACH SECURITY.

      $7,000,000 (drawn on date of Issue)

4.    RATE OF INTEREST PER ANNUM OF EACH SECURITY.

      Variable (1.97% at issuance)

5.    DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.

      June 14, 2004

6.    IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.

      N/A
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7.    DATE OF MATURITY OF EACH SECURITY (IN THE CASE OF DEMAND NOTES,
      INDICATE "ON DEMAND").

      July 14, 2004 (with renewal option)

8.    NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED, RENEWED OR
      GUARANTEED.

      SunTrust Bank
      BMO Nesbitt Burns Financing, Inc.
      Wachovia Bank, National Association
      Citibank, N.A.
      Barclays Bank PLC
      Mizuho Corporate Bank, Ltd.
      Royal Bank of Canada
      UBS Loan Finance LLC
      Wells Fargo Bank, N.A.
      Bank One, NA

9.    COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.

      None

10.   CONSIDERATION RECEIVED FOR EACH SECURITY.

      $7,000,000

11.   APPLICATION OF PROCEEDS OF EACH SECURITY.

      General business purposes

12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE PROVISION OF SECTION 6(a) BECAUSE OF:

      (a) THE PROVISIONS CONTAINED IN THE FIRST SENTENCE OF SECTION 6(b).

      (b) THE PROVISIONS CONTAINED IN THE FOURTH SENTENCE OF SECTION 6(b).

      (c) THE PROVISIONS CONTAINED IN ANY RULE OF THE COMMISSION OTHER THAN RULE U-48. X

(IF REPORTING FOR MORE THAN ONE SECURITY INSERT THE IDENTIFYING SYMBOL AFTER APPLICABLE STATEMENT.)
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13.   IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF
      SECTION 6(a) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(b), GIVE THE FIGURES WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE (TOGETHER WITH ALL OTHER THEN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF NINE MONTHS OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH SUCH COMPANY IS PRIMARILY OR SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE PRINCIPAL AMOUNT AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN OUTSTANDING.

      N/A

14.   IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF
      SECTION 6(a) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(b), NAME THE SECURITY OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERM OF WHICH THE SECURITY OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.

      N/A

15.   IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF
      SECTION 6(a) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48, DESIGNATE THE RULE UNDER WHICH EXEMPTION IS CLAIMED.

      Rule 52(b) for nonutility issuances



NORTHERN BORDER PARTNERS, L.P.

By:    /s/ Jerry L. Peters
       --------------------------------
Name:  Jerry L. Peters
Title: Chief Financial and Accounting Officer
Date:  June 15, 2004